FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of August 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 6, 2007 announcing that Registrant has been selected by its long-time customer JSC Kazakhtelecom (KT) to provide several hundred additional SkyEdge VSATs for KT’s existing broadband satellite network.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated August 6, 2007

Gilat selected by Kazakhstan’s largest telecom operator for SkyEdge broadband satellite network expansion of several hundred sites

– JSC Kazakhtelecom expands with SkyEdge to deliver advanced services to major corporations, enterprises, consumers and rural communities nationwide

Petah Tikva, Israel, August 6, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it has been selected by its long-time customer JSC Kazakhtelecom (KT) to provide several hundred additional SkyEdge VSATs for KT’s existing broadband satellite network. With completion of this latest deployment, KT will operate four Gilat satellite hubs and more than 1,600 Gilat VSATs.

KT has chosen Gilat’s multi-service SkyEdge Pro VSATs for part of the network expansion. The SkyEdge Pro VSATs provide advanced enterprise data networking and telephony services and also enable mesh (VSAT-to-VSAT) and star (spoke-and-hub) topologies. The various services are based on modular expansion cards, thus bringing added flexibility to the service provider.

In addition to providing network connectivity for businesses and consumers, KT will provide telephony and broadband Internet services to remote communities in Kazakhstan as part of a Universal Service Obligation (USO). The SkyEdge Pro is ideally suited for USO requirements, with toll-quality telephony, low-power options and very high MTBF. When integrated with mesh capabilities, the SkyEdge Pro VSAT improves voice quality for VSAT-to-VSAT calls while reducing the space-segment expenses.

“Our successful experience with Gilat’s SkyEdge VSATs has helped us meet the complex networking requirements of Kazakhstan’s enterprises, government agencies and consumers,” said Kazakhtelecom Vice President, Technical Director Alexander Lezgovko. “The flexibility and versatility of SkyEdge which enables us to provide new services on the same network are an important advantage for us. This new deployment will enable us to keep pace with the expanding needs of the market.”

Gulnara Irgaliyeva, general manager of Gilat’s representative office for Central Asia and Caucasus, said, “This latest deployment is indicative of the strong business relationship that we have enjoyed with KT since 1998 and we are grateful for the opportunity to support KT’s growing needs. Our multi-service VSAT technology has continually provided cost-effective, high-speed Internet and telephony services to citizens amid Kazakhstan’s harsh terrain and severe weather conditions. We look forward to continuing our market leadership in Kazakhstan and are proud to work with KT to improve the quality of life for citizens in the most remote regions of the country.”

Gilat’s SkyEdge is a satellite communications system that delivers high-quality voice, broadband data and video services over a powerful unified system. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Kazakhtelecom

Kazakhtelecom is Kazakhstan’s largest provider of telecommunications services. As an international operator, KT maintains close cooperation with 154 overseas operators and 23 operators in the CIS and Baltic states, ensuring communication with more than 230 countries worldwide. In addition to serving a wide range of businesses and government agencies, KT serves more than two million urban telephone subscribers and more than 450,000 rural households. For more information, please visit KT at www.telecom.kz.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations Contacts:
Ayelet Shaked (Gilat)	Rachel Levine
Phone: +972-3-925-2598	The Global Consulting Group (GCG)
Email: ayelets@gilat.com	Tel: +1 646-284-9439
rlevine@hfgcg.com
Media Relations Contact:
Kim Kelly (Gilat)
Phone: +972-3-925-2406
Email: kimk@gilat.com